SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                           Commission File Number 0-15238

                        NOTIFICATION OF LATE FILING
[X] Form 10-Q
For the Quarter Ended:  December 31, 1995

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                     Part I - Registrant Information

Full name of registrant:
  VICTORIA CREATIONS, INC.

Address of principal executive office (Street and Number):
  30 Jefferson Park Road

City, State and Zip Code:
  Warwick, RI 02888

                     Part II - Rule 12b-25 (b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject Quarterly Report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date;

                           Part III - Narrative

State below in reasonable detail the reasons why Form 10-Q, could not be filed within the prescribed time period.

    As previously reported, effective July 31, 1995, the Registrant and its Parent Company each renegotiated its borrowing arrangements with its current lender. This renegotiated arrangement allowed the Registrant to build inventories for its Fall 1995 season and ship finished goods to its customers, creating accounts receivable.
    During the planning for the Spring season, the Registrant noted that, as a result of distribution to new private-label channels, it would need even additional funding to build inventories for its Spring 1996 season. The Registrant has been negotiating with its lender regarding the additional funding needed. The same personnel who prepare the quarterly Reports on Form 10-Q for both the Registrant and the Registrant's Parent Company have been preparing financial information relating to the discussions with the lender. Additional time is necessary to have the Form 10-Q completed and reviewed by all the Registrant's appropriate personnel to assure adequate disclosure.

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                        Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Norman R. Forson               (201)                   837-1700
(Name)                         (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes  [ ] No

    Net sales for the quarter ended December 31, 1995 increased 4% over the net sales of $12.7 million reported for the prior year's quarter. Registrant will report operating income of approximately $1.05 million for the current quarter compared with an operating loss of $80,000 for the quarter ended December 31, 1994. Registrant will report net earnings of approximately $425,000 for the three months ended December 31, 1995 compared with a net loss of $977,000 for the same quarter last fiscal year.

    Net sales for the six months ended December 31, 1995 decreased 8% from the net sales of $27.5 million reported for the prior year's first half. Registrant will report operating income of approximately
    $2.3 million for the current six months, an increase of 23% over the operating income of $1.9 million for the six months ended December
    31, 1994. Registrant will report net earnings of approximately $1.2 million for the six months ended December 31, 1995 compared with net earnings of $35,000 for the same period last fiscal year.


                         VICTORIA CREATIONS, INC.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February 14, 1996       By /s/ Norman R. Forson
                                 Norman R. Forson
                                 Senior Vice President and
                                  Treasurer




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